Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

May 26, 2009

Catalyst reduces salaried staffing level due to weak economy

Richmond, (BC) – Catalyst Paper (TSX:CTL) today announced further staffing reductions in light of the global economic recession and deteriorating market conditions that have forced production curtailments at the company’s Elk Falls and Crofton pulp mills.

Approximately 100 staff positions will be affected. Permanent reductions will occur mainly at the Richmond and Nanaimo offices while the indefinite layoff of 55 salaried staff will take place at the Elk Falls mill and Crofton pulp mill. Both mills were curtailed indefinitely at the end of February as nearly 40 per cent of the company’s production capacity is currently idled.

The severance of 42 employees will be completed over the next few months as the business continues to streamline its corporate structure and support functions. Staff layoffs will take effect June 8, 2009.

The unprecedented layoffs within the salaried workforce reflect the severity of recent demand declines and the likelihood that curtailed production will not restart in the short term.

Expected savings from the layoffs are in the range of $350,000 per month with a further $4 million in annualized savings from the permanent staffing reductions. One-time severance costs associated with this program are expected to not exceed $5 million.

“This is an exceptionally difficult time in the industry and current market conditions cannot support the current staffing level,” said Richard Garneau, president and chief executive officer. “The steps we are taking today will continue to bring costs down as we strive to put in place the lean manufacturing structure necessary for what could be a smaller paper market going forward.”

Certain matters described in this release are forward-looking, including statements with respect to the length and volume of production curtailments, anticipated savings and severance costs. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For More Information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713